United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of June, 2015

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
*Best Corporate Practices questionnaire

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: June 16, 2015

GRUMA, S.A.B. DE C.V.

BEST CORPORATE PRACTICES QUESTIONNAIRE

The following is an English translation of the questionnaire, that was submitted to the Mexican Stock Exchange, or Bolsa Mexicana de Valores, on June 16, 2015 in accordance with the Code of Best Corporate Practices (the ''Code''). The Code contains suggested guidelines for the corporate governance of Mexican companies.

Best Corporate Practices Questionnaire

Gruma, S.A.B. de C.V.

QUESTIONNAIRE TO EVALUATE CONFORMITY TO
THE BEST CORPORATE PRACTICES CODE BY ISSUER COMPANIES

6.1 Information and Agenda of the Shareholders' Meeting.	Yes	No	Comments
1. Does the Agenda avoid grouping matters concerning different subjects? (Best Practice 1)	X
2. Is the ''Miscellaneous Affairs'' item avoided in the Agenda? (Best Practice 1)	X
3. Is the information over each point of the Agenda available at least 15 calendar days prior to the date of the Meeting? (Best Practice 2)	X
4. Is there a questionnaire containing detailed information and possible voting alternatives, with which the shareholders may instruct their representatives on how to cast their corresponding votes on each point of the Agenda? (Best Practice 3)	X
5. Within the information given to the shareholders:
a) Is the proposal for the integration of the Board of Directors included? (Best Practice 4)	X
b) Is the professional profile of the candidates for the Board of Directors included, in order to evaluate their category and, in its case, their independence? (Best Practice 4)	X

6.2 Information and Communications Between the Board of Directors and the Shareholders	Yes	No	Comments
6. Does the Board of Directors in its Annual Report to the Shareholders' Meeting include relevant aspects of the work of the intermediate body or bodies that perform the duties of: (Best Practice 5)
a). Audit ***	X
b). Evaluation and Compensation		X	To perform the function of evaluation and compensation, the Board of Directors is supported by the Audit and Corporate Governance Committees.
c). Finance and Planning		X

To perform its finance and planning function, the Board of Directors is not supported by a dedicated intermediate body. Therefore these tasks are performed by the Executive Committee, the Audit Committee and the Corporate Finance and Planning department.

d). Corporate Governance ***	X
e). Others (describe)	X

7. Are the reports rendered by each of the intermediate bodies or committees to the Board of Directors available to the shareholders together with the material for the shareholders' meeting, excluding such information that must be kept confidential? (Best Practice 5)	X
8. Does the ''Annual Report'' rendered to the Shareholders' Meeting include the names of the members of each intermediate body? (Best Practice 5)	X
9. Does the company have the necessary communication mechanisms that allow it to properly maintain informed the shareholders and investors in general? (Best Practice 6) If yes, detail which, and if no explain why.	X
a) Detail and/or Explain

E-mail, EMISNET, SIV, press releases, updating of the website of the Company, conference call with the Corporate Finance and Planning department and Investor Relations, response to calls by the Investor Relations department.

*** Mandatory duty to the companies that trade shares in the stock market, which they can carry out jointly with other duties or in just one committee.

7. Board of Directors (file or link)

The daily operation of a company is the responsibility of the Chief Executive Officer and its management team, while the job of determining the strategic vision, supervising the operation and approving the management is the responsibility of the Board of Directors.

To facilitate its duties, the Board may rely in one or more intermediate bodies, generally called committees, which are dedicated to analyze information and propose actions in specific subjects relevant to the Board, in order for them to have more information to make the decision making more efficient. Additionally, it must secure that clear rules exist in respect to the integration and operation of the Board and its intermediate bodies.

7.1 Functions of the Board of Directors	Yes	No	Comments
10. Does the Board of Directors carry out any of the following activities? (Best Practice 7)
a). Defines the strategic vision	X
b). Supervises the operation of the company	X
c). Approves the management's performance.	X
d). Appoints the Chief Executive Officer and any other senior officers of the company	X		The Board of Directors does not appoint other senior officers, rather it establishes policies for their appointment.
e). Evaluates and approves the performance of the CEO and of the senior officers of the company	X
f). Makes sure that all shareholders:
i. Are treated equally
X
ii. Their interests are protected
X
iii. They have access to the company's information.
X
g). Secures the creation of value for the shareholders as well as the sustainability and the permanence in time of the company	X
h). Promotes:
i. The responsible release of information.
X
ii. The responsible disclosure of information.
X
iii. The ethical management of business.
X
i). Promotes managing transparency	X
j). Promotes the establishment of internal control mechanisms	X
k). Promotes the establishment of mechanisms to ensure the quality of the information	X
l). Establishes policies for transactions with related parties	X
m). Approves transactions with related parties	X
n). Secures the establishment of mechanisms for:
i. Identification of risks;
X
ii. Analysis of risks;
X
iii. Administration of risks;
X
iv. Risk Control;
X
v. Adequate disclosure of risks.
X
o). Promotes the establishment of a formal plan of succession for:
i. The Chief Executive Officer;
		X	The company has no formal succession system to this date but is currently working on establishing such system.
ii. Senior Officers
		X	The company has no formal succession system to this date but is currently working on establishing such system.
p). Promotes that the company be socially responsible. The way(s) it is promoted that the company be socially responsible is (are):
i. Actions with the community;
X
ii. Changes in the mission and vision;
X
iii. Changes in the business strategy;
X
iv. Consideration of interested parties;
X
v. Others:
The Board of Directors supports the altruist participation of the company through its various non-profit organizations such as Fundacion Gruma, A.C., Gruma Foundation, Patronato para el Fomento Educativo and Asistencial de Cerralvo, A.B.P.
q). Promotes that the company declares its ethical business principles. The way(s) in which ethical business principles are promoted is (are):			By publishing the Code of Ethics of the company..
i. Ethics Code;
X
ii. Broadcast and application of the Code, internally and externally;
X
iii. Complaint mechanism for faults to the Code.
X
iv. Protection mechanism for informants;
X
v. Others:

r). Promotes that the company considers interested parties in its decision-making. The way(s) in which interested parties are considered is (are):
i. Responsible conduct of business.
X
ii. Sustainability programs.
X
iii. Others:

s). Promotes the disclosure of faults to the Ethics Code and the protection of whistleblowers. The way(s) in which the disclosure of unlawful acts and the protection of whistleblowers are promoted is (are):
i. Broadcast of the Ethics Code.
X
ii. Special telephone line and/or web page.
X
iii. Other:

t). Does it make sure that the company has the necessary mechanisms which allow to verify that it complies with the different legal dispositions that are applicable to it?	X
11. With the purpose of the lines of authority and responsibility being transparent, the activities of the Chief Executive Office are separated from the activities of the Board of Directors. (Best Practice 8)	X

7.2 Integration of the Board of Directors	Yes	No	Comments
12. What is the number of proprietary Directors that form part of the Board of Directors? (Best Practice 9, MSML)****	11
a) How many of these Directors are women?	0
13. In its case, what is the number of Alternate Directors that form part of the Board of Directors?. (Best Practice 10)	11
a) How many of these Directors are women?	1
14. If there are alternate directors, indicate if:
a) Does each Proprietary suggest who will be its Alternate? (Best Practice 10)
	X
b) Does each Independent Proprietary Directors have an Alternate Director who is also Independent? (Best Practice 12)
	X
15. Is there a communication process established between the proprietary director and its Alternate, allowing them an effective participation? (Best Practice 10)	X
16. Do independent directors, upon their appointment, deliver to the Chairman of the Meeting a compliance Statement regarding the independence requirements? (Best Practice 11)		X
17. Do independent directors represent at least 25% of all Directors? (Best Practice 12. BCPC)	X
18. From the total of the proprietary members of the Board of Directors, how many are: (Best Practice 12)
a) Independent (That who meets the independence requirements)	5
b) Shareholders. (Shareholders, even when they belong to the controlling group of the company that do not belong to the management team,).	0
c) Independent Shareholders. (Shareholders that do exercise relevant influence, not control power, nor are linked to the management team of the company)	1
d) Related. (That director that is only an officer).	3
e) Related Shareholder (Those shareholders that are also part of the management team).	2
19. Are independent and shareholder directors combined at least 60% of the members of the Board of Directors? (Best Practice 13)		X
20. Does the ''Annual Report to the Shareholders' Meeting'', submitted by the Board of Directors indicate the category of each director? (Best Practice 14)	X
21. Does in the Annual Report submitted by the Board of Directors indicate: (Best Practice 14)
a) The category of each director	X
b) The professional activity of each of the directors.	X
*** The companies that trade their shares in the stock market may have a maximum of 21 directors.

7.3 Structure of the Board of Directors

For the compliance of their duties, the Board of Directors may create one or several committees to support it. In each of the following duties, in Comments, it shall be indicated what body carries it out, or in its case, explain why it is not carried out. (Best Practice 15)

	Yes	No	Comments
22. For the purpose of taking more informed decisions, indicate which duties are performed by the Board of Directors. (Best Practice 16)
a). Audit ***	X
b). Evaluation and Compensation	X		See 6(b)
c). Finance and Planning	X		See 6(c)
d). Corporate Governance ***	X
e). Other (elaborate)
23. Indicate which committee or intermediate body performs each one of the following activities
a). Audit ***			Audit Committee
b). Evaluation and Compensation			See 6(b)
c). Finance and Planning			See 6(c)
d). Corporate Governance ***			Corporate Governance Committee
e). Other (elaborate)			Executive Committee to strengthen the link between the Board of Directors and the company's management for the decision making process.
24. Mention the number of proprietary directors that compose each of the intermediate bodies (Best Practice 16)
a). Audit ***	3
b). Evaluation and Compensation			To perform the function of evaluation and compensation, the Board of Directors is supported by the Audit and Corporate Governance Committees.
c). Finance and Planning

To perform its finance and planning function, the Board of Directors is not supported by a dedicated intermediate body. Therefore these tasks are performed by the Executive Committee, the Audit Committee and the Corporate Finance and Planning department.

d). Corporate Governance ***	3
e). Other (elaborate)			The Company has an Executive Committee to strengthen the link between the Board of Directors and the company's management for the decision making process.
25. Mention the number of independent proprietary directors that compose each of the intermediate bodies (Best Practice 16)

According to the provisions of the Mexican Securities Law, all members of the Audit and Corporate Governance Committees are independent. Nevertheless, all the members of the Executive Committee are related directors.

a). Audit ***	3
b). Evaluation and Compensation			To perform the function of evaluation and compensation, the Board of Directors is supported by the Audit and Corporate Governance Committees.
c). Finance and Planning

To perform its finance and planning function, the Board of Directors is not supported by a dedicated intermediate body. Therefore these tasks are performed by the Executive Committee, the Audit Committee and the Corporate Finance and Planning department.

d). Corporate Governance ***	3
e). Other (elaborate)			The Company has an Executive Committee to strengthen the link between the Board of Directors and the company's management for the decision making process.
26. How often do intermediate bodies inform their activities to the Board of Directors? (Best Practice 16)	Quarterly
a) Audit***
Combo
b) Evaluation and Compensation
Combo
c) Finances and Planning
Combo
d) Corporate Governance ***
Combo
e) Others (elaborate)

27. Does the chairman of each intermediate body invite company officers whose responsibilities are related to the duties of said intermediate body to their meetings? (Best Practice 16)	X
28. Does each one of the independent directors participate in an intermediate body? (Best Practice 16		X
29. If the answer to the previous question is NO, explain why.	The Audit and Corporate Governance Committees are integrated by three directors and the Executive Committee is integrated by four directors.
30. Is the intermediate body in charge of the audit duty presided by an independent director with knowledge and experience in accounting and financial matters? (Best Practice 16)	X
31. If the answer to the previous question is NO, explain why.
***Required duty for companies that trade shares in the stock market, which can be performed jointly with other duties or in just one committee.

7.4 Operation of the Board of Directors	Yes	No	Comments
32. How many meetings did the Board of Directors hold during the year? (Best Practice 17)	4
33. If the answer to the previous question is less than 4 explain why:
a) The information is not on time.
b) By custom.
c) It is not given the importance.
d) Other (elaborate):
34. Are there any mechanisms through which by the agreement of 25% of the Directors or the Chairman of an intermediate body a meeting of the Board of Directors can be called? (Best Practice 18)	X
35. If the answer to the previous question is YES, please describe such mechanisms.	Both the law and the bylaws of the company allow these persons to call a meeting of the Board of Directors
36. How many days in advance do the members of the Board have the relevant and necessary information available for decision taking, according to the Agenda contained in the call? (Best Practice 19)	5
37. Is there any mechanism to ensure that the Directors can evaluate strategic matters that require confidentiality? Even though they do not receive the necessary information at least five days prior to the meeting as it is established in the Code dealing with non-confidential matters (Best Practice 19)	X
38. If the answer to the foregoing question is YES, choose which is or are the mechanisms.
a) Via telephone.	X
b) E-mail	X
c) Intranet
d) Printed document			The bylaws of the company allow board members to adopt unanimous resolutions in lieu of a Board Meeting.
e) Other (detail)
39. When the directors are appointed for the first time, do they receive the necessary information for them to be updated in company matters in order to comply with their new responsibility? (Best Practice 20)	X
o

7.5 Responsibilities of the Directors	Yes	No	Comments
40. Is each one of the members of the Board given the necessary information, in respect to the duties, responsibilities and authorities involved in being a member of the Board of Directors of the company? (Best Practice 21)	X
41. Do directors communicate the Chairman and other members of the Board of Directors any situation in which a conflict of interest exists, or may arise, abstaining to participate in the corresponding deliberation? (Best Practice 22)	X
42. Do directors use the assets or services of the company exclusively to comply with the corporate purpose? (Best Practice 22)	X
43. In its case, are there any clear policies defined allowing, in exceptional cases, to use said assets for personal matters? (Best Practice 22)	X
44. Do Directors dedicate to their duties the necessary time and attention, attending at least 70 percent of the meetings to which they are called? (Best Practice 22)	X		Except for few exceptions due to prior unavoidable commitments, the majority of the Board Members attend an average of at least three meetings a year.
45. Is there any mechanism to ensure that the directors keep strict confidentiality over all information received due to the performance of their duties, especially over their own participation and the participation of other directors in the deliberations taken place at the meetings of the Board of Directors? (Best Practice 22)	X
46. If the answer to the previous question is YES, please explain the mechanism.
a) Confidentiality agreement
b) Exercise of their fiduciary duties	X
c) Others (detail)			Board members are not authorized to disclose confidential information nor any other information that could affect the company.
47. Do proprietary directors, and if applicable, their alternate directors, keep each other informed of the matters discussed in the meetings of the Board of Directors to which they attend? (Best Practice 22)	X
48. Do proprietary members, and if applicable their respective alternates, aid the Board of Directors with opinions and recommendations deriving from the analysis of the performance of the company, with the purpose that adopted decisions are duly sustained? (Best Practice 22)	X
49. Is there any mechanism for the evaluation of the performance and fulfillment of the responsibilities and fiduciary duties of the Directors? (Best Practice 22)	X

8. Audit Function

NOTE: In comments, indicate if the duty is carried out by an intermediate body or it is shared mention the name of the intermediate body and other duties it carries out.

***The companies that trade shares in the stock market carry out these recommendations in the duty of Corporate Governance.

8.1 Generic Functions	Yes	No	Comments
50. Does the intermediate body performing the audit duties carry out the following activities? (Best Practice 23)
a). Recommends the Board of Directors:
i. The candidates to be the company's external auditors	X
ii. The hiring conditions	X
iii. The scope of their professional work	X
b). Recommends the board of directors the approval of services performed in addition to those of the external audit.	X
c). Supervises the compliance of the external auditors' professional work.	X
d). Evaluates the performance of the entity rendering the external audit services.	X
e). Analyzes the opinions, reports or information rendered by the external auditor.
i. Ruling	X
ii. Opinions	X
iii. Reports	X
iv. Briefs	X
f). Meets at least once a year with the external auditor without the presence of the company's officers.	X
g). Is the communication channel between the Board of Directors and the external auditors.	X
h). Ensures the independence and objectivity of the external auditors.	X
i). Reviews:
i. Work programs	X
ii. Observation Letters	X
iii. Internal audit reports	X
j). Meets periodically with the internal auditors without the presence of the company's officers to hear:
i. Work Programs.	X
ii. Comments and observations in the advancement of their work.	X
iii. Others:	X
k). Renders its opinion to the Board of Directors over the policies and criteria used in the preparation of the financial information, as well as the process for its release.	X
l). Contributes to the definition of the general internal control guidelines of the internal audit and evaluates such guidelines' effectiveness.	X
m). Verifies the observation of all mechanisms established for the control of the risks to which the company is subject.	X
n). Coordinates the duties of the external and internal auditors and of the examiner.	X		Since this is a publicly listed company, the company has no Examiner.
o). Verifies the existence of the necessary mechanisms to ensure that the company complies with all provisions to which the company is subject.	X
p). How often does it make a review to inform the Board of Directors about the legal situation of the company.	Annually
q) Contributes to the establishment of policies for the transactions with related parties. ***	X
r) Analyzes and evaluates the transactions with related parties to recommend its approval to the Board of Directors. ***	X
s) Decides the hiring of third party experts to render an opinion over the transactions made with related parties or over any other matter, that allows the due compliance of its tasks.***	X
t) Verifies compliance with the Code of Business Ethics.	X
u) Verifies compliance of the mechanisms for disclosure of unlawful deeds and the protection of whistleblowers.	X
v) Assists the Board of Directors in the analysis of contingency plans and information recovery.	X

8.2 Selection of Auditors	Yes	No	Comments
51. Does it abstain from hiring those firms which fees paid for external audit and other additional services rendered to the company represent more than 10 percent of the firm's total income? (Best Practice 24)	X
52. Rotation:
a) Is the firm partner who audits the financial statements changed at least every five years? (Best Practice 25)	X
b) Is the working team that audits the financial statements changes at least very five years? (Best Practice 25)	X
53. Is the person signing the audit report to the annual financial statements of the company different from the one serving as Examiner? (Best Practice 26)***	X		Since this is a publicly listed company, the company has no Examiner.
54 Is the profile of the Examiner disclosed in the annual report presented by the Board of Directors to the Shareholders' Meeting? (Best Practice 27)***		X	Since this is a publicly listed company, the company has no Examiner.
Note***: This Practice 26 does not apply to publicly listed corporations which shares are traded in the stock market.

8.3 Financial Information	Yes	No	Comments
55. Does the intermediate body performing the audit duty assist the Board of Directors with an opinion so it can take actions upon reliable financial information? (Best Practice 28)	X
56. Said financial information is signed by: (Best Practice 28)
a) The Chief Executive Officer	X
b) The officer responsible of its operation.	X
57. Does the company have an internal audit area? (Best Practice 29).	X
58. If the answer to the previous question is YES, please identify if its general guidelines and work plans are approved by the board of directors. (Best Practice 29).	X
59. Does the intermediate body performing the audit duty render a previous opinion to the Board of Directors for the approval of the accounting policies and criteria used for the preparation of the company's financial information? (Best Practice 30)	X
60. Does the intermediate body performing the audit duty render an opinion to the Board of Directors for the approval of any amendments to the accounting policies and criteria according to which the company's financial statements are prepared? (Best Practice 31)	X
61. Does the Board of Directors approve, with the previous opinion of the committee performing the audit duties, the necessary mechanisms to ensure the quality of the financial information being presented before said Board? (Best Practice 32)	X
62. In case that the financial information corresponds to the intermediate periods during the business year, does the committee performing the audit duties supervise that it is prepared with the same policies, criteria and practices with which the annual information is prepared? (Best Practice 32)	X

8.4 Internal Control	Yes	No	Comments
63. Are the general internal control guidelines and, if applicable, the reviews done to the same, submitted to the approval of the Board of Directors after obtaining the opinion of the intermediate body performing the audit duty? (Best Practice 33, BCPC)	X
64. Is there support for the Board of Directors to: (Best Practice 34)
a) Secure the effectiveness of internal control	X
b) Secure the process to release financial information?	X
65. Do internal and external auditors: (Best Practice 35)
a) Evaluate, in accordance to their regular work program, the effectiveness of the internal control, as well as the process to release financial information?	X
b) The results from the letter of situations to be informed are commented with them?	X
8.5 Related Parties	Yes	No	Comments
66. Does the intermediate body in charge of the audit duty assist the Board of Directors in: (Best Practice 36)***
a) The establishment of policies to carry out transactions with related parties.	X
b) The analysis of the approval process to carry out transactions with related parties.	X
c) The analysis of the hiring conditions to carry out transactions with related parties.	X
67. Does the intermediate body in charge of the audit duty assist the Board of Directors in the analysis of the proposals to carry out operations with related parties out of the normal course of business of the company? (Best Practice 37)***	X
68. Are operations with related parties out of the normal course of business of the company representing more than 10% of the consolidated assets of the company presented to the approval of the Shareholders' Meeting? (Best Practice 37)***	X
Note***: Companies that trade their shares in the stock market carry out these recommendations in the duty of Corporate Governance.

8.6 Compliance Review	Yes	No	Comments
69. Does the intermediate body in charge of the audit duty secure the existence of mechanisms that allow to determine if the company duly complies with the legal provisions applicable to it? (Best Practice 38)	X
70. If the answer to the foregoing question is YES, select the mechanisms.
a) Legal audit
b) Pending legal matters reports
c) Others (detail):	The General Counsel submits an annual report to the Audit Committee regarding the legal situation of the company, same which is audited by the external auditor during the process of certification of internal controls of the company.
71. Is the legal situation of the company reviewed at least once a year and is such review informed to the Board of Directors? (Best Practice 38)	X

9. Compensation and Evaluation Functions

9.1 Generic Functions	Yes	No	Comments
72. Does the intermediate body in charge of the compensation and evaluation duty present to the approval of Board of Directors any of the following? (Best Practice 39)
a) The criteria used to appoint or remove the Chief Executive Officer and other senior officers; ***	X
b) The criteria used to evaluate and compensate the Chief Executive Officer and senior officers;***	X
c) The criteria used to determine the severance payments of the Chief Executive Officer and other senior officers.	X
d) The criteria used to compensate directors;	X		This function is carried out by the Shareholders' Meeting since it falls into the scope of said body.
e) The proposal of the Chief Executive Officer regarding the structure and criteria for personnel compensation	X		This function is performed by the Corporate Governance Committee, but only in respect to the CEO and senior officers.
f) The proposal to declare the company a socially responsible entity;	X		This is made through the Chairman of the Board.
g) The Business Ethics Code of the company;	X		This function is performed by the Audit Committee.
h) The information system for unlawful deeds and protection of whistleblowers;	X		This function is performed by the Audit Committee.
i) The formal succession system for the Chief Executive Officer and senior officers and verification of compliance.		X	The company has no formal succession system to this date but is currently working on establishing such system.
73. Do the Chief Executive Officer and senior officers refrain from participating in the deliberation of matters regarding questions 72, a), b) and c) with the purpose of preventing a possible conflict of interest? (Best Practice 40)	X
Note***: Companies that trade their shares in the stock market carry out these recommendations in the Corporate Governance function.

9.2 Operational Features	Yes	No	Comments
74. For the determination of compensation for the Chief Executive Officer and senior officers, are matters related with their duties, scope of objectives and performance evaluations considered? (Best Practice 41)	X
75. In the annual report presented by the Board of Directors to the Shareholders' Meeting, are the policies used in, and the components that form the compensation packages of the Chief Executive Officer and senior officers disclosed? (Best Practice 42)		X	The annual report presented before the stock market authorities in Mexico includes the global amount of compensation paid to Senior Officers and Directors.
76. Does the intermediate body in charge of the compensation and evaluation duties assist the Board of Directors by previously reviewing the hiring conditions of the Chief Executive Officer and senior officers in order to ensure that their severance payments conform to the guidelines approved by the Board of Directors? (Best Practice 43)	X		This function is performed by the company's management.
77. With the purpose of ensuring a stable succession procedure, is there a formal plan of succession for the Chief Executive Officer and senior officers of the company? (Best Practice 44)		X	The company has no formal succession system to this date but is currently working on establishing such system.
78. If the answer to the foregoing question is NO, please explain why or choose one of the following reasons:	No formal plan has been developed to this date.
a) The company is of recent organization.
b) The officers are young.
c) The officers were hired recently.
d) It is not an important subject.
e) Others: (detail)

10. Finance and Planning Function

NOTE: In comments indicate if the duty of Finance and Planning is attended by a specific intermediary body or, if it is shared, mention the name of the intermediate body and other duties it carries out.

10.1 Generic Functions	Yes	No	Comments
79. Does the intermediate body in charge of the finance and planning duty perform the following activities? (Best Practice 45)
a) Studies and proposes to the Board of Directors the strategic view of the company to secure its sustainability and its permanence in time.	X		This function is performed through the Audit Committee and the Corporate Finance and Planning Area..
b) Analyses and proposes general guidelines for the determination of the strategic plan of the company.	X		This function is performed by the Audit Committee.
c) Evaluates and renders an opinion on the investment and financing policies of the company proposed by the Chief Executive Office.	X		This function is performed by the Audit Committee.
d) Reviews the annual budget's foundations and follows up on its application as well as their control system. (Best Practice 49).	X		This function is performed by the Audit Committee.
e) Evaluates the mechanisms presented by the chief executive office for the identification, analysis, management and control of risks to which the company is subject (Best Practice 50).	X		This function is performed by the Audit Committee.
f) Evaluates the criteria presented by the Chief Executive Officer for the risks evaluations to which the company is subject. (Best Practice 50)	X		This function is performed by the Audit Committee.
10.2 Operational Features	Yes	No	Comments
80. Does the intermediate body in charge of the finance and planning duty support the Board of Directors to dedicate one of the meetings for the identification or updating of the company's long term vision? (Best Practice 46).		X	This function is performed by the Audit Committee along with the management of the company, when deemed necessary.
81. Does the intermediate body in charge of the finance and planning duty support the Board of Directors on the review of the strategic plan submitted for its approval by the chief executive office? (Best Practice 47).	X		This function is performed by the Audit Committee.
82. Does the intermediate body in charge of the finance and planning duty support the Board of Directors on the analysis of the policies submitted for its approval by the Chief Executive Officer regarding: (Best Practice 48).
a) Treasury management	X		This function is performed by the Audit Committee.
b) Financial derivatives assumption	X		This function is performed by the Audit Committee.
c) Asset investment	X		This function is performed by the Audit Committee.
d) Assumption of liabilities	X		This function is performed by the Audit Committee.
83. Regarding the above subsection, does the intermediate body in charge of the finance and planning duty ensure that they are consistent with the strategic plan and that they correspond to the ordinary course of business of the company? (Best Practice 48).	X		This function is performed by the Audit Committee.
84. Does the Chief Executive Officer submit to the Board of Directors on each meeting a report regarding the situation that each of the identified risks keep? (Best Practice 51).		X	The Board of Directors it's constantly updated about such risks.

San Pedro Garza Garcia, Nuevo Leon, June 16th, 2015.

Bolsa Mexicana de Valores, S.A.B de C.V.
Department of Issuers and Securities

Re: Certification of the Secretary of the Board of Directors

The undersigned, I hereby state under oath, that to the best of my knowledge, the information regarding the issuer contained in this questionnaire to evaluate conformity to the Best Corporate Practices Code, reasonably reflects its situation; likewise I hereby state, that I have no knowledge of material information that has been omitted in this questionnaire, or that the said questionnaire contains information that could induce the shareholders to an error.

Sincerely,
/S/

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LIC. SALVADOR VARGAS GUAJARDO
Secretary of the Board of Directors
Gruma, S.A.B. de C.V.